FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-261764-02

Sent: Tuesday, July 18, 2023 11:33 AM
Subject: BMARK 2023-V3 -- Guidance (Public)(External)
Importance: High

BMARK 2023-V3 -- Guidance (Public)(External)

Co-Lead Managers & Joint Bookrunners:	Goldman Sachs & Co. LLC, Citigroup, Deutsche Bank Securities, BMO Capital Markets, J.P. Morgan, Barclays

Co-Managers:	AmeriVet Securities & Drexel Hamilton

						U/W NOI
Class	S&P/Fitch/KBRA	Size ($mm)	C/E	WAL	Cum LTV	Debt Yld	Guidance#
A-1	AAA(sf)/AAAsf/AAA(sf)	2.083	30.000%	2.53	36.7%	18.4%	N/A
A-2	AAA(sf)/AAAsf/AAA(sf)	*See Below*	30.000%	*See Below*	36.7%	18.4%	A3-3bps
A-3	AAA(sf)/AAAsf/AAA(sf)	*See Below*	30.000%	*See Below*	36.7%	18.4%	J+170a
A-S	NR/AAAsf/AAA(sf)	123.779	16.500%	4.95	43.8%	15.4%	J+240a
B	NR/AA-sf/AA-(sf)	38.967	12.250%	4.95	46.0%	14.7%	J+285a
C	NR/A-sf/A-(sf)	33.237	8.625%	4.95	47.9%	14.1%	J+495a

# GUIDANCE STATED AS SPREAD TO J-CURVE

* Class sizes and/or WALs subject to change as detailed in the term sheet.

Possible ranges below:

Class	Expected Range of Balance(mm)	Expected Range of WAL
A-2	0 - 400.000	NAP - 4.80
A-3	239.732 – 639.732	4.91 - 4.84

Collateral Summary
Initial Pool Balance	$965,136,325
Number of Mortgage Loans	38
Number of Mortgaged Properties	73
Average Cut-off Date Balance	$25,398,324
Weighted Average Mortgage Rate	7.18867%
Weighted Average Remaining Term to Maturity/ARD (months)	59
Weighted Average Remaining Amortization Term (months)	360
Weighted Average Cut-off Date LTV Ratio	52.4%
Weighted Average Maturity Date/ARD LTV Ratio	52.3%
Weighted Average UW NCF DSCR	1.70x
Weighted Average Debt Yield on Underwritten NOI	12.9%
% of Initial Pool Balance of Mortgaged Properties with Single Tenants	13.5%
% of Initial Pool Balance of Mortgage Loans with Subordinate Debt	4.7%

Property Type:	25.9% Office, 25.8% Retail, 11.3% Other, 10.8% Industrial, 9.1% Multifamily, 9.0% Hospitality

Top 5 States:	20.9% New York, 11.6% California, 11.0% New Jersey, 10.6% Texas, 8.2% Michigan

Risk Retention:	Vertical

Master Servicer:	Midland Loan Services, a Division of PNC Bank, National Association

Special Servicer:	Greystone Servicing Company LLC

Operating Advisor:	Park Bridge Lender Services LLC

Trustee:	Computershare Trust Company, National Association

Cert. Administrator:	Computershare Trust Company, National Association

Anticipated Timing
Anticipated Pricing:	Week of 7/17/23
Anticipated Settlement:	8/3/23

Term Sheet

<Attached>

Annex A-1

<Attached>

Preliminary Prospectus

<Attached>

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Note that documents transmitted by e-mail may be altered or changed during the process of transmission and neither the issuer, Goldman Sachs nor any of their affiliates accept liability or responsibility for any alteration or change. Use of e-mail is at your own risk and it is important for you to protect against viruses.

Information, if any, contained herein or that we may otherwise provide to you regarding investor demand in the offering speaks only as of the time it is provided. Such information may be based on indications of interest that are subsequently amended or withdrawn. Also, the amount of securities, if any, allocated to an investor may be less than the amount for which the investor indicated interest in the offering. Note too that the aggregate amount of securities distributed in initial investor allocations may be less than the total amount of securities underwritten in the offering.

This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information is subject to change, completion or amendment from time to time. It does not purport to be a complete description of these securities or the offering. Please refer to the offering circular for a complete description. Any investment decision with respect to the securities should be made by you based upon the information contained in the offering memorandum relating to the securities. There can be no assurance that actual pricing will be completed at the indicated value(s).

This communication relates to an offering of securities that is exempt from the registration requirements of the Securities Act of 1933. You agree that you will not distribute or provide this information to any other person. Investors are urged to read the offering memorandum relating to these securities because it contains important information regarding the offering that is not included herein. A copy of the offering circular for the offering can be obtained from your Goldman Sachs sales person or Goldman Sachs & Co., 200 West St, New York, NY 10282 Attention: Prospectus Department (1-866-471-2526) or by email to prospectus-ny@gs.com.

This information is not an offer, recommendation, general solicitation or offering confirm of terms. No representation of accuracy or completeness is made or that you will achieve returns indicated. Assumption changes may materially impact returns. Price or availability may change without notice. Past performance is not indicative of future results. GS may have a position in any subject investment.

This information is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted

The foregoing also applies to any information provided in any subsequent discussion with you about the contents of this communication, regardless of the means of such subsequent discussion.

© Copyright 2023 Goldman Sachs. All rights reserved. See http://www.gs.com/disclaimer/email-salesandtrading.html for important risk disclosure, order handling practices, conflicts of interest and other terms and conditions relating to this e-mail and your reliance on information contained in it, as well as http://www.gs.com/disclaimer/ipo/ for prospectuses for recent initial public offerings to which this message may relate. This message may contain confidential or privileged information. If you are not the intended recipient, please advise us immediately and delete this message. See http://www.gs.com/disclaimer/email/ for further information on confidentiality and the risks of non-secure electronic communication. If you cannot access these links, please notify us by reply message and we will send the contents to you.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED (OTHER THAN ANY STATEMENT RELATING TO THE IDENTITY OF THE LEGAL ENTITY AUTHORIZING OR SENDING THIS COMMUNICATION IN A NON-US JURISDICTION). SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.